Tournigan Energy Ltd.

2008
THIRD QUARTER REPORT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	Unaudited	Audited
	June 30,	September 30,
	2008	2007
	$	$
ASSETS
Current
Cash	17,383,639	32,413,085
Accounts receivable (Note 12)	1,951,459	790,452
Marketable securities (Note 4)	94,211	408,743
Prepaid expenses and deposits	101,293	191,072
	19,530,602	33,803,352

Restricted Deposits	947,298	926,559
Property and Equipment	875,912	745,881
Exploration Properties (Note 6)	42,666,083	33,153,831
Deferred Reorganization Costs (Note 5)	–	108,793
	64,019,895	68,738,416

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 12)	2,285,923	3,170,464

Asset Retirement Obligations	1,033,643	985,692

Shareholders’ Equity
Share Capital (Note 7)	108,370,841	107,058,860
Contributed Surplus (Note 8)	8,594,908	7,826,366
Accumulated Other Comprehensive Income (Loss) (Note 9)	(197,789)	125,671
Deficit	(56,067,631)	(50,428,637)
	60,700,329	64,582,260
	64,019,895	68,738,416
Subsequent Events (Note 14)

On behalf of the Board:

              "Michael J. Hopley"               Director                   "Dorian L. Nicol"                   Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars except number of shares)

	Three Months Ended		Nine Months Ended
	June 30,	May 31,	June 30,	May 31,
	2008	2007	2008	2007
	$	$	$	$
EXPLORATION PROPERTY COSTS
Exploration property costs written-off
(Note 6)	749,848	–	1,094,165	–
Property investigations	115,684	105,509	233,007	793,722
Accretion on asset retirement obligation	3,572	–	9,861	–
	(869,104)	(105,509)	(1,337,033)	(793,722)
EXPENSES
Employee salaries and fees to directors and
contractors (Note 13)	801,363	532,600	1,703,090	1,385,693
Stock-based compensation	523,920	713,633	1,213,013	2,272,667
Public, government and investor relations	187,282	97,511	725,754	236,503
Administration	156,650	152,095	488,195	492,306
Audit, legal and other professional fees	190,699	311,162	468,944	431,208
Travel	150,549	122,160	433,854	309,413
Regulatory fees	10,898	6,830	73,418	86,892
	(2,021,361)	(1,935,991)	(5,106,268)	(5,214,682)
OTHER INCOME (EXPENSE)
Interest income	146,863	402,850	715,820	1,253,262
Foreign exchange gain (loss)	157,522	(12,292)	218,110	132,935
Recovery of office relocation costs (Note 12)	–	–	142,225	–
Exploration property option income	45,500	46,894	45,500	46,894
Deferred reorganization costs (Note 5)	(149,313)	–	(149,313)	–
Financial advisory fees	(98,404)	–	(148,404)	–
Gain (loss) on sale of marketable securities	(19,631)	–	(19,631)	16,044
(Note 9)
Net loss on disposal of property, plant and
equipment	–	(1,748)	–	(1,748)
	82,537	435,704	804,307	1,447,387
NET LOSS	(2,807,928)	(1,605,796)	(5,638,994)	(4,561,017)
Deficit, Beginning of Period	(53,259,703)	(46,104,887)	(50,428,637)	(43,149,666)
Deficit, End of Period	(56,067,631)	(47,710,683)	(56,067,631)	(47,710,683)

Basic and Diluted Loss Per Share	(0.02)	(0.01)	(0.05)	(0.04)

Weighted Average Number of Outstanding
Shares	122,404,264	116,042,602	122,697,859	113,692,864

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

Consolidated Statements of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30,	May 31,	June 30,	May 31,
	2008	2007	2008	2007
	$	$	$	$
Net loss for the period	(2,807,928)	(1,605,796)	(5,638,994)	(4,561,017)
Unrealized gains and (losses) on available-
for-sale financial assets arising during the
period (Note 9)	(68,238)	(97,978)	(343,091)	(262,974)
Reclassification adjustment for realized
losses (gains) (Note 9)	19,631	–	19,631	(6,160)
Comprehensive loss for the period	(2,856,535)	(1,703,774)	(5,962,454)	(4,830,151)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30,	May 31,	June 30,	May 31,
	2008	2007	2008	2007
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,807,928)	(1,605,796)	(5,638,994)	(4,561,017)
Items not affecting cash:
Stock-based compensation expense	523,920	713,633	1,213,013	2,272,667
Exploration property costs written-off	749,848	–	1,094,165	–
Deferred reorganization costs written-off	149,313	–	149,313	–
Amortization	27,096	14,824	77,612	40,805
Accretion on asset retirement obligation	3,572	–	9,861	–
Exploration property option income	(45,500)	(46,894)	(45,500)	(46,894)
Foreign exchange loss	5,222	–	17,351	–
Loss (gain) on sale of marketable securities	19,631	–	19,631	(16,044)
	(1,374,826)	(924,233)	(3,103,548)	(2,310,483)
Net changes in operating balances:
Accounts receivable	138,230	15,886	86,312	(26,177)
Prepaid expenses and deposits	8,051	(29,061)	92,180	114,678
Accounts payable and accrued liabilities	91,016	79,846	(295,393)	309,022
	(1,137,529)	(857,562)	(3,220,449)	(1,912,960)
CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(3,260,352)	(1,737,009)	(11,878,201)	(6,858,294)
Exploration property receipts	–	25,000	–	25,000
Short-term investments, net	–	31,110,448	–	36,484,306
Purchase of property and equipment	(65,586)	(7,349)	(421,080)	(185,478)
Proceeds on disposal of property and equipment	107,559	–	157,559	–
Proceeds on sale of marketable securities	17,441	–	17,441	27,244
	(3,200,938)	29,391,090	(12,124,281)	29,492,778
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	24,999	3,050,003	452,084	4,930,940
Deferred reorganization costs	(28,677)	–	(136,800)	–
	(3,678)	3,050,003	315,284	4,930,940
Increase (decrease) in cash during the period	(4,342,145)	31,583,531	(15,029,446)	32,510,758
Cash, beginning of period	21,725,784	1,590,679	32,413,085	663,452
Cash, end of period	17,383,639	33,174,210	17,383,639	33,174,210

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	$1,634	$2,935	$4,090	$9,337
Cash paid during the period for income taxes	$–	$–	$–	$–

NON-CASH TRANSACTIONS (NOTE 11)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the "Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties. On May 6, 2008 the Company changed its name from Tournigan Gold Corporation. In March 2008 the Company continued its incorporation into the Province of British Columbia from the Yukon.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the 13 months ended September 30, 2007 (the "Annual Financial Statements"), except as described in Note 3. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2008. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

The Company changed its year end to September 30 from August 31, effective September 30, 2007. Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective October 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)

Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

b)

Capital Disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In the order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

c)

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risk and marketing risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

i)

Disclosures

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, deposits, restricted deposits, accounts payable and accrued liabilities.

Restricted deposits have been designated as held-to-maturity and are carried at cost. Marketable securities are designated as available-for-sale and carried at fair value, with the unrealized gain or loss (Note 9) recorded in shareholders’ equity as a component of accumulated other comprehensive income. These amounts will be reclassified from shareholders’ equity to net loss when they are sold.

The fair values of cash, accounts receivable, deposits, account payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are determined directly by reference to quoted market prices.

ii)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $1,817,962 of value added taxes receivable from government agencies. Restricted deposits are with US banks and are fully insured by the US Federal Deposit Insurance Corporation ("FDIC").

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is primarily invested in business accounts which are available on demand.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

As at June 30, 2008, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Slovakian Koruna and the US Dollar.

	SKK	US $

Cash	15,590,000	55,561
Account receivable	34,997,000	5,737
Prepaids & deposits	600,000	–
Restricted cash	–	930,000
Account payable and accruals	(14,015,000)	(242,232)
Asset retirement obligations	(1,627,000)	(930,000)
Net assets (liabilities)	35,545,000	(180,934)

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Slovakian Koruna vis-à-vis the Canadian Dollar would result in a $177,000 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $18,000 decrease or increase, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Equity price risk - The Company’s marketable securities are equity instruments whose carrying values change with general market and company-specific conditions. The Company does not actively trade in marketable securities.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

4. MARKETABLE SECURITIES

	June 30,	September 30,
	2008	2007
	$	$

Condor Resources PLC	77,211	362,587
Nanika Resources Inc. (formerly New Cantech Ventures Inc.)	17,000	17,000
Cronus Resources Ltd. (formerly Sunrise Minerals Inc.)	-	16,450
Finavera Renewables Inc.	-	12,706
	94,211	408,743

5. DEFERRED REORGANIZATION COSTS

Deferred reorganization costs of $149,313 incurred to June 30, 2008 were written off as the Company considers completion of the previously proposed reorganization to be less likely than not.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES

	Uranium			Gold			Other
Nine Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland (a)	USA	Gold,(b)
June 30, 2008	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$
Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831
Acquisition costs	–	–	1,100,815	–	–	–	–	1,100,815
Option receipts	–	–	–	–	–	–	(500)	(500)
Exploration costs:
Licenses and permits	3,241	10,472	65,013	32,731	132,322	8,912	6,535	259,226
Mapping and surveying	56,665	26,619	25,683	(1,111)	–	–	–	107,856
Drilling and assays	2,879,179	1,112,810	503,820	1,021,129	444,755	6,738	–	5,968,431
Office and field work	25,694	31,811	26,014	117,589	61,976	–	–	263,084
Personnel, geological
consulting and travel	336,181	98,716	719,462	375,873	339,045	28,895	–	1,898,172
Stock-based compensation	36,921	–	1,432	(91,262)	1,598	935	6,801	(43,575)
Socio-environmental studies	89,442	40,554	–	229,709	–	–	–	359,705
Studies and evaluations	491,139	–	–	85,923	101,141	–	–	678,203
Asset retirement obligation
cost	–	–	–	–	–	15,000	–	15,000
Total costs incurred	3,918,462	1,320,982	2,442,239	1,770,581	1,080,837	60,480	12,836	10,606,417
Exploration costs written-off	–	–	–	–	–	(749,848)	(344,317)	(1,094,165)
Balance, June 30, 2008	9,350,093	3,019,991	7,626,072	11,690,070	10,778,407	–	201,450	42,666,083

		Uranium			Gold		Other
13 Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
September 30, 2007	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$
Balance, August 31, 2007	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090
Acquisition costs	–	–	28,077	–	1,407,850	–	38,853	1,474,780
Option receipts	–	–	–	–	–	–	(24,106)	(24,106)
Exploration costs:
Licence and permits	6,548	13,947	898,942	27,085	127,137	9,655	11,565	1,094,879
Mapping and surveying	604,337	587,796	83,681	2,721	11,597	10,027	6,931	1,307,090
Drilling and assays	2,298,291	749,028	845,226	875,572	833,670	227,924	151,514	5,981,225
Office and field	12,671	23,046	809	295,046	79,261	935	879	412,647
Personnel, geological
consulting and travel	315,839	180,540	1,170,358	818,170	416,694	288,772	34,391	3,224,764
Stock–based compensation	124,155	–	39,420	302,056	152,904	4,944	28,470	651,949
Socio-environmental	178,541	65,098	–	328,410	5,671	–	–	577,720
Studies and evalutions	131,217	24,577	–	530,352	136,666	–	128	822,940
Asset retirement obligation
cost	–	–	989,730	60,123	–	–	–	1,049,853
Total costs incurred	3,671,599	1,644,032	4,056,243	3,239,535	3,171,450	542,257	248,625	16,573,741
Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

a)

Uranium - U.S.A. – In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the "Sweetwater Buyout"). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont’d)

b)

Gold – U.S.A – In June 2008, the Company terminated its earn-in agreement with AuEx Ventures Inc. for three gold and gold-silver exploration properties in Nevada, U.S.A. Deferred exploration costs of $749,848 were written off in the three months ended June 30, 2008.

c)

Brehov Precious Metal and VMS Property, Slovakia – The Company terminated its earn-in agreement and did not renew its Novosad exploration licence, which expired in June 2008. The Company’s focus is on uranium and gold properties. Deferred Brehov exploration costs of $344,317 were written off in the three months ended December 31, 2007.

7. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Nine Months Ended		13 Months Ended
	June 30, 2008		September 30, 2007
	Shares	Amount	Shares	Amount
	#	$	#	$
Balance, beginning of period	121,982,858	107,058,860	111,931,263	95,333,346

Options exercised
Issued for cash	375,001	452,085	2,462,672	2,925,453
Contributed surplus to share capital	–	400,896	–	2,721,133
Warrants exercised
Issued for cash	–	–	7,088,923	4,435,474
Contributed surplus to share capital	–	–	–	243,545
Shares issued for exploration
properties	340,000	459,000	500,000	1,400,000
Balance, end of period	122,697,859	108,370,841	121,982,858	107,058,860

8. CONTRIBUTED SURPLUS

	Nine Months Ended	13 Months Ended
	June 30, 2008	September 30, 2007
	$	$

Balance, beginning of period	7,826,366	7,325,437
Stock-based compensation	1,169,438	3,465,518
Stock options and agents’ warrants exercised	(400,896)	(2,964,589)
Balance, end of period	8,594,908	7,826,366

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Nine Months Ended	13 Months Ended
	June 30, 2008	September 30, 2007
	$	$

Balance, beginning of period	125,671	–
Adjustment for cumulative unrealized gains on available-for-
sale investments at September 1, 2006	–	494,915
Reclassification adjustment for realized losses (gains)	19,631	(5,344)
Unrealized losses on available-for-sale investments	(343,091)	(363,900)
Balance, end of period	(197,789)	125,671

10. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$
Outstanding, September 30, 2007	6,671,666	1.94
Granted	1,992,500	1.18
Exercised	(375,001)	1.21
Forfeited	(69,999)	2.23
Outstanding, June 30, 2008	8,219,166	1.79

As at June 30, 2008, the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Outstanding	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	#	(yrs)	$	Exercisable	$
$0.25 – 0.50	930,000	1.58	0.46	930,000	0.46
$1.16 – 1.50	4,025,833	3.65	1.32	2,093,433	1.45
$1.64 – 1.86	1,223,333	2.74	1.86	1,211,668	1.86
$2.02 – 3.76	2,040,000	3.72	3.29	1,210,338	3.25
	8,219,166	3.30	1.79	5,445,439	1.77

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

10. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used for the nine months ended June 30, 2008:

	Employees and	Non-Employees
	Directors

Risk free interest rate	3.28%	3.45%
Expected dividend yield	0%	0%
Expected stock price volatility	87%	84%
Expected life of options	2.4 Years	5.0 Years
Weighted average per share fair value of options
granted in the period	$0.61	$0.79

11. NON-CASH TRANSACTIONS

	Three Months Ended		Nine Months Ended
	June 30,	May 31,	June 30,	May 31,
	2008	2007	2008	2007
	$	$	$	$

Stock-based compensation capitalized to
exploration properties	17,119	51,217	43,575	535,513
Shares issued for exploration properties	–	–	459,000	1,400,000
Marketable securities for exploration property income	46,000	46,000	46,000	46,000
Amortization capitalized to exploration properties	21,154	13,715	55,878	38,571
Marketable securities for other receivables	–	–	–	35,888

12. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions
	Three Months Ended		Nine Months Ended
	June 30,	May 31,	June 30,	May 31,
	2008	2007	2008	2007
	$	$	$	$

Cost reimbursements from companies with
common directors and/or officers	575	2,663	310,606	64,285
Legal fees to a law firm in which a director is a
partner	46,688	112,130	117,073	131,157
Geological consulting fees paid to a company
with common directors	28,503	7,010	77,352	7,010
Consulting fees to companies controlled by
directors	9,375	7,500	25,542	30,403
Consulting fees to companies controlled by
officers	–	3,000	–	29,000

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2008 and for the three and nine month periods then ended
(expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont’d)

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company agreed to pay the Company $300,000 ($211,875 unpaid) for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was included in the statement of loss.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	June 30,	September 30,
	2008	2007
	$	$

Due from related parties	–	46,707
Due to related parties	42,964	251,623

13. EMPLOYEE SALARIES AND FEES TO DIRECTORS AND CONTRACTORS

Employee salaries and fees to directors and contractors included severance payments of $250,000 for the three and nine months ended June 30, 2008 and $94,500 for the three and nine months ended May 31, 2007.

14. SUBSEQUENT EVENTS

a)

On July 2, 2008, the Company appointed Mr. Dorian L. (Dusty) Nicol as President and Chief Executive Officer and as a director of the Company, replacing Mr. James Walchuck.

b)

In July 2008 the Company granted 1,000,000 employee stock options, which vest over three years and expire in five years.

c)

In August 2008, the Company incurred severance costs of $249,000 for the termination of four head office employees.